Exhibit 99.5

October 2, 2020

KBL Merger Corp. IV

30 Park Place, Suite 45E

New York, NY 10007

Consent to Reference in Registration Statement

KBL Merger Corp. IV, a Delaware corporation (the “Company”), is filing a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), as of the date hereof. In connection therewith, I hereby consent, pursuant to Rule 438 of the Securities Act, to the reference to me in the prospectus included in such registration statement, as well as the prospectus included in any other registration statement (or any amendment of supplement thereto) that is being filed by the Company with the SEC contemporaneously with the Form S-1 (or any amendment or supplement thereto), and as well as any other related public announcement by the Company, as a future member of the board of directors of the Company.

Sincerely,

/s/ Larry Gold, Ph.D.

Larry Gold, Ph.D.